April 2, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Larry Spirgel

Re:           Gen2Media Corporation (the “Company”)
Amendment No. 1 to
Registration Statement on Form SB-2 (“Form SB-2”)
Filed December 7, 2007
File No. 333-147932

Dear Mr. Spirgel:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated January 2, 2007, addressed to Mary A. Spio, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form SB-2.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 1 to Form SB-2 (the “Amended Registration Statement”), filed on December 7, 2007, have been referenced.

Form 813-2 Cover Page

1. Please list your agent for service on the cover page as required by Form SB-2.

Response:

The Company has listed its agent for service of process on the cover page as required by Form SB-2.

Prospectus Cover Page

2. We note that you are registering a significant number of your outstanding shares for resale. Please advise what percentage the shares being registered on behalf of Vanguard Capital, LLC and Blue Ridge Services, LP represent of your outstanding shares not held by affiliates. It appears that the actual percentage will be considerably above 50%. If so and taking in to consideration the short time both have held the shares and their intent to resell the shares “as soon as practicable following effectiveness” (page 6), it appears that this resale registration statement is an indirect primary offering where the company is attempting to distribute a significant number of shares in to the market through Vanguard Capital, LLC and Blue Ridge Services, LP. If you agree, please revise the registration statement to fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please provide your analysis in your response letter as to why the private placement should not be integrated with this public offering. In such analysis, you should provide specific detail as to the consulting services provided by both entities and any proceeds received by the company in the private placements.

Response:

The Company has revised the registration statement by removing 3,650,000 shares from the selling shareholders table which were to be registered on behalf of Vanguard Capital, LLC (“Vanguard”). As disclosed in the registration statement, these shares were provided to Vanguard as compensation for services rendered. Both Vanguard and Blue Ridge Services, LP are registering 500,000 shares each which were purchased by these entities in connection with the Company’s private placement.

Prospectus Summary, page 5

Business, page 5.

3. We note your first risk factor on page seven stating that you have not yet launched E36OLivc and that you have not entered into any licensing agreements. This appears inconsistent with your disclosure of you business here, in your MD&A, and in your Business section. Please revise your summary, your MD&A and your Business section to clearly explain to investors the current state of your business. It should he clear throughout whether you are referring to future business plans or the current state of your business.

Response:

We have revised the risk factor to accurately reflect that E360Live has been launched. We have further revised our summary, MD&A and Business Section clearly explain the state of our business.

Risk Factors, page 7

Even if the Offering is fully subscribed. . .,page 7

4. Please revise the clearly reflect in this risk factor that you will not receive any proceeds from this offering by your stockholders and thus the offering will not affect your ability to meet capital requirements.

Response:

The Company has revised this risk factor to reflect that it will not receive any proceeds from the sale of stock by its selling stockholders, and thus this offering will not affect the Company’s ability to meet capital requirements.

We face significant competition from YouTube. My Space, Craig’s List, Evite, Shutterfly, and Facebook, page 7

5. In the Business section of your prospectus, please explain why you believe the listed companies are your primary competitors and provide a discussion of how your business competes with each of these listed companies. Refer to Regulation S-B Item 101 (b)(4).

Response:

Upon review, and as a result of the growth of social networking sites and the emerging competition in this market, the Company has revised its risk factor by removing the names of these specific competitors. Additionally, the Company has proceeded to revise its disclosure in the Business section of the prospectus to discuss more fully the competition it faces.

Risks Related to this Offering, page 9

6. Certain of the risk factors in this section appear unrelated to the registered offering. For example, it is unclear why you reference the Section 4(2) exemption for the offering or why you refer to transferability restrictions on the shares to be sold in this offering. Please revise as appropriate.

Response:

The Company has revised its disclosure in the risk factors as appropriate.

Our shares are subject to U.S. “Penny Stock” Rules…

7. Please revise your reference to the company’s plan to effectuate “listing” on the OTCBB. Shares are quoted, not listed, on the OTCBB.

Response:

The Company has revised this risk factor by indicating that it is the Company’s plan that the common shares be quoted on the OTCBB.

8. Please delete your reference to the Office of Filings, Information and Consumer Services.

Response:

The Company has deleted any reference to the Office of Filings, Information and Consumer Services.

Management’s Discussion and Analysis or Plan of Operation. page 13

Plan of Operation and Financing Needs, page 13

9. Please significantly expand your plan of operation disclosure to discuss your plan to generate revenue. Discuss in more detail your business model and what your expected sources of revenue will be. For example:

•	Explain how you expect to generate revenue, whether from advertising, from subscription fees, from licensing to service providers, or through other means.
•	Discuss the strategic alliances you are pursuing and explain their role in your business plan.
•	Disclose how management hopes to position E36OLive for use on set-top televisions and steps taken or expected to be taken to further that usage.
•
Explain the meaning of this sentence: “We currently plan to continue developing effective consumer targeting via the Company’s platform, which is focused on providing sponsors with a pre-qualified demographic.”

•	Explain the goals of the planned PR campaign.

These are merely examples. We may have further comments on review of your revised disclosure.

Response:

The Company has expanded its disclosure in the plan of operations section to discuss (i) its plans to generate revenue, (ii) its business model and (iii) what its expected sources of revenue will be.

10. Explain the sources of the revenues you generated in the three months ended September 30, 2007.

Response:

The Company has revised its disclosure to indicate its sources of the revenues generated in the three months ended September 30, 2007. Specifically, revenues were derived from bank interest and the development of a website for Machado Farcia-Serraan advertising agency.

11. We note that you are a development stage company and have no established customer base from which to derive revenues. Additionally, we note your risk factor disclosures as follows that “even if the offering is fully subscribed, you will need significant additional capital” and “[y]ou have no certainty as to the availability and terms of future financing.” We further note your significant use of cash between June 30, 2007 and September 30, 2007. Thus, it is unclear to us how you concluded that the aggregate amount that you obtained from your private placements would provide adequate financing for the coming year to continue production of your product. In this regard, you had only $2,416 cash as of September 30, 2007. Please advise us.

Response:

The company’s technology systems are already built and at market. Moreover, the Company’s ongoing expenses are less than $50,000 per month, which, coupled with the ongoing smaller projects and revenue sources, are sufficient to cover ongoing operations, though the Company awaits larger projects to better finance its operations. The Company’s major efforts at this point are focused on the sales of its products, and the sales personnel are paid entirely on commission.

12. Additionally, please provide the information required in Item 303 (a)(ii)-(iv) of Regulation S-B or tell us why the information is not required.

Response:

The Company has responded to include the information required by Item 303 (a)(ii)-(iv) of Regulation S-B on page 13 in the section titled Plan of Operation and Financing Needs.

13.  In light of your significant additional capital requirements that might not be fully met, the high cash burn rate, your continuing losses from operations, negative cash flow from operations, and the lack of certainty and availability of future financing, tell us the factors that you considered in assessing your ability to continue as a going concern for the fiscal year ended June 30, 2007 and the interim period ended September 30, 2007. Also, please ask your auditors to tell us the factors they considered in assessing your ability to continue as a going concern.

Response:

In light of the significant use of cash in the period ending December 31, 2007, the lack of profitable operations and no known source for additional funding, we have concluded that going concern is another risk factor that we need to address in our filing.  In addition, our auditors have reconsidered this position and have decided that they need to modify their accountants report to include a going concern modification.  We have also added a discussion of our plans to note 9 to the June 30, 2007 financial statements.

Liquidity and Capital Resources. page 13

14. We note that you have no debt and no revenues so it is unclear why investors would find EBITDA a useful measure. Tell us in your response letter who has requested such information and expand the disclosure to explain what such investors have communicated to you regarding the usefulness of EBITDA to their investment decisions.

Response:

All references to EBITDA have been removed from the registration statement, as the Company does not believe it is a useful measure.

15.  Discuss your current liabilities and your ability to satisfy them. For example, we note $125,609 due to related parties as of September 30, 2007 as well as other current liabilities.

Response:

The Company has addressed this comment on page 13.

16.  As stated herein, you had negative cash flow from operations of $280,396 for the three months ended September, 30, 2007. It appears that most of this amount could be attributed to other operating expenses of $205,254 as reported on page F-1.9.  Tell us the nature of the cash expenses. In this regard, we note that as of June 30, 2007, you had cash of $321,497 which decreased to $2,416 on September 30, 2007.

Response:

The Company has addressed this response in the registration statement. Specifically, the results of operations for the period ended December 31 includes a breakdown of the expenses incurred.

17.  Please disclose in more detail why you believe your non-GAAP measure is a useful indicator of your liquidity. Avoid the mere conclusion that your investors have advised you “that such information is relevant and important to their investment decisions.” Rather, explain in clear language how this measure is used by you.

Response:

In connection with Comment 14, the non-GAAP measure was previously EBITDA, and all references to EBIDTA have been removed.

18.  Please see the column, “(Inception) Through September 30, 2007,” on page 14. Revise to present the reconciliation for the fiscal year ended June 30, 2007.

Response:

Once again, the table referenced in this Comment was removed, as it related to the non-GAAP EBITDA presentation, which was removed in total.

Recent Accounting Pronouncements, page 15

19.  Please refer to the first, second and fourth paragraphs. Revise to disclose the impact of the adoptions on your financial statements.

Response:

 We have a June 30, fiscal year end and thus the recent pronouncements in paragraph one and two would not be effective as of June 30, 2007.  However, since we are now in a new fiscal year we have addressed these pronouncements in the filing.

Business, page 16

20.  We note your references to a “vast array” of channels and a “vast list of content of over 15,000 music videos, television shows, movies, sports events, concerts and exclusives.” Please expand your Business disclosure to give more detailed information about the content you provide and methods by which you are entitled to provide this content. We note the company’s estimate that it has approximately 15,000 music videos in its library. If this means that substantially all of the company’s currently available content is music videos, clearly state so.

Response:

The Company has revised the registration statement to reflect that the vast majority of the Company’s content is music videos.

21.  Please include disclosure as to the number and nature of subscribers to the company’s product, including whether they pay any subscription fees.

Response:

The Company has amended its disclosure to reflect that, currently, it maintains 8,800 users registered to the e360live.com website.

22.  Describe the company’s propriety technologies and other material intellectual property and licenses. We note that approximately 75% of the company’s total assets as of September 30, 2007 were attributed to its website platform and a pending patent. Refer to Regulation S-B Item 101(b)(7).

Response:

The Company has revised the registration statement to describe the Company's proprietary technologies and other material intellectual property and licences.

23.  We note your statement that you have preliminary agreements with content vendors in place that will be executed once funding becomes available. Discuss in more detail the nature and expected terms of such agreements to the extent you expect the agreements will be material. Explain your plans to obtain the financing necessary to enter into these agreements.

Response:

The Company has amended its disclosure on page 16 in the Recent Developments section to discuss in more detail the nature of such agreements and the extent it expect the agreements to be material. The Company has also expanded on its plans to obtain the financing necessary to enter into these agreements.

24.  We note the statement on page 8 indicating your satisfaction with your product development to date. However, it is not clear what products you intend to deliver to customers beyond the website platform. Please clarify.

Response:

The Company has revised its disclosure per the comment.

Industry Overview, page 16
Market Opportunity, page 16

25.  To the extent not already included, please provide us copies of information supporting the factual industry data you provide in these sections. For example, provide support for your statements regarding CGM growth rate, online music sales in relation to “brick and mortar” retailers, and the marketing expenses of major record labels.

Response:

The Company has removed any reference to factual industry data for which support is not available.

Strategy, page 17

26.  We note your statements in various places regarding your ability to offer services at a reduced cost. Explain in more detail, why you believe your business model allows you to provide advertisers and other users of your website at lower costs than otherwise available from competitors or comparable providers.

Response:

The Company has revised its disclosure per the comment.

Report to Shareholders, page 18

27.  Please revise this section to remove the reference to December 31, 2006 and generally to clarify the effect of this 1933 Act registration on 1934 Act reporting requirements. Also clarify your intents with respect to registering your securities under the 1934 Act.

Response:

The Company has revised its disclosure in this section by removing any reference to December 31, 2006, clarifying the effect of this 1933 Act registration on 1934 Act reporting requirements, as well as removing any prior reference with respect to our intents to this registration, as the prior disclosure was inaccurate.

Management, page 18

28.  With respect to Mr. Argenti and Mr. McDaniel, please disclose how long they have been working with your company. Explain the relationship between Media Evolutions and your company.

Response:

The Company has revised its disclosure to indicate how long Mr. Argenti and McDaniel have been working with the Company. The Company has also explained the relationship between Media Evolutions and the Company.

29.  With respect to Ms. Spio, Mr. Argenti and Mr. McDaniel, please further explain the nature and extent of such officer’s relationship with the named entertainers and/or productions. For example, it is not clear what technology of Ms. Spio’s can he seen “applied globally in digital theaters...”

Response:

The Company has amended its disclosure on page 18 to better clarify the relationship between the named officers/directors and such individual’s relationship with the named entertainers and/or productions

30.  Please explain to us in your response letter why you do not consider Ms. Johnson an executive officer. Alternatively, revise to include the disclosure required by Regulation S-B Item 401 for Ms. Johnson.

Response:

Ms. Johnson serves as our Chief Strategy Officer and Chief Revenue Officer. Ms. Johnson's duties include, but are not limited to , assisting the Company's executive officers, including the Chief Executive Officer and Chief Financial Officer. Ms. Johnson's duties are not inclusive of those customary to executive officers, nor is Ms. Johnson involved in running the day -to-day affairs at the Company.

Executive Compensation, page 19

31.  Please revise the introductory language to remove the reference to December 31, 2005 and 2004 since your company was not in existence during those periods.

Response:

The Company has revised the introductory language to remove the reference to December 31, 2005 and 2004.

32.  Revise the option awards column in the table on page 19 to provide a monetary amount for the options issued. Disclose the assumptions involved in the valuation in a footnote. Refer to Regulation S-B Item 402(b)(2)(iv) and the instructions thereto.

Response:

The Company has revised the option awards column in the table on page 19 to provide a monetary amount for the options issued. The Company has further disclosed the assumptions involved in the valuation in a footnote.

33.  As stated herein, you issued 666,667 options at S.05 per share to each of the Company’s executive officers. Please provide the disclosures required under paragraphs 64 and A240 of SFAS 123(R) in a note to the financial statements as applicable.

Response:

We have included this in a footnote to our December 31, 2007 interim financial statements as this transaction occurred in October, 2007.

34.  Provide narrative disclosure explaining the material features of the employment arrangements among the company and the executive officers, whether written or oral. Refer to Regulation S-B Item 402(c)(1).

Response:

Please note that there are no employment agreements among the company and any of its executive officers, whether written or oral. Ms. Kim Johnson, whose employment agreement was previously discussed in this section, is not an executive officer of the Company, and the Company has removed any reference as to her employment agreement from this section.

Director Compensation, page 20

35.  Please provide expanded disclosure to explain the role of the advisory board and the terms of your arrangements with the advisory board members.

Response:

The Company has amended its disclosure to explain the role of the advisory board and the terms of its arrangements with the advisory board members.

Certain Relationships and Related Transactions, page 20

36.  We note several transactions disclosed elsewhere in your prospectus and in your financial statements that may need to be disclosed here, including related party loans and notes, transactions with executive officers whereby they acquired their shares in your company, your lease, and compensation to the advisory board members who own greater than five percent of your outstanding common stock. Refer to Regulation S-B item 404(a) and the instructions thereto and revise as appropriate.

Response:

Please be advised that additional disclosures have been entered in the registration statement on page 20.

37.  Please tell us the financial statement impact, if any, which resulted from Vanguard’s cancellation of certain cash compensation consulting provisions and whether the related services were previously rendered and paid.

Response:

In October, 2007, the Company renegotiated its contract with Vanguard, LLC to eliminate the monthly cash payment component of the agreement and replace in with the granting of a warrant to purchase 2,000,000 shares of the Company's common stock for $ .01 per share.  These options vest immediately and are exercisable over a 3 year period.  The value of these options at the grant date was determined to be $ .092 per share.  Accordingly, the Company recorded consulting expense of $164,000 in its quarter ended December 31, 2007.  There was no liability previously recorded by the Company for these payments for general consulting services since the services were being rendered on a monthly basis.  The consulting services primarily related to the organization of the company, the development of a businesses and strategic plan and general consulting with the key executives of the Company.

Security Ownership of Certain Beneficial Owners and Management, page 21,

38.  We note your references to June 30, 2007 in the introductory language to the ownership table. Please provide this information as of the most recent practicable date.

Response:

The Company has revised its disclosure in this section as of the most recent practicable date.

Description of Securities, page 22

39.  Your disclosure of 49,200,000 shares outstanding is inconsistent with disclosure elsewhere of 45,194,999 shares outstanding. Please revise.

Response:

The Company has revised its disclosure to accurately state the number of shares outstanding

Selling Shareholders, page 22

40.  As required by Item 507 of Regulation S-B, please disclose any position, office or other material relationship which any selling shareholder has had with the company or any of its affiliates in the last three years.

Response:

The Company has disclosed any material relationships between the selling shareholders and the Company.

41.  Please explain why Vanguard Capital, LLC is listed as a selling shareholder twice. Additionally, explain why Vanguard Capital’s share ownership percentage in this table is greater than its ownership percentage in your beneficial ownership table.

Response:

The Company has revised the selling shareholders table to list Vanguard Capital, LLC once. Additionally, any inconsistencies between the beneficial ownership table and selling shareholders table have been corrected.

42.  Disclose the natural person(s) who exercise voting and investment control over the shares to be sold by Sichenzia Ross Friedman Ference LLP.

Response:

The Company has revised its disclosure by indicating the natural person(s) who exercise voting and investment control over the shares to be sold by Sichenzia Ross Friedman Ference LLP.

43.  Your table indicates that each selling shareholder is selling all of the shares that it, he or she owns. Please confirm in your response letter that this is correct.

Response:

The Company understands that the selling shareholders are selling all of the shares that they own.

Plan of Distribution, page 24

44.  We note your statement on page 25 that selling stockholders may sell their shares through an underwriter. Please confirm in your response letter that you would amend the prospectus to identify any underwriters used.

Response:

The Company has confirmed that in the event any underwriters are used by the selling stockholders for the sale of their shares, the Company will amend its prospectus to identify such underwriter.

Market for Common Equity and Related Matters, page 25

45.  Provide the information required by Item 201(a)(2) of Regulation S-B regarding subject to derivative securities, shares that could he sold pursuant to Rule 144, shares subject to registration rights and other proposed offerings by the company.

Response:

We have provided the information required by Item 201(a)(2) of Regulation S-B (as previously in effect).

Legal Matters, page 27

46.  Revise to also state that the sale by Sichenzia Ross Friedman Ference LLP of all 700,000 shares issued to it is being registered pursuant to the registration. statement of which the prospectus is a part.

Response:

The Company has revised its disclosure to indicate that the sale by Sichenzia Ross Friedman Ference LLP of all 700,000 shares issued to it is being registered pursuant to the registration statement of which this prospectus is a part of.

Comments 47-65 are for the Auditors/Company to respond to:

Report of Independent Registered Public Accounting Firm. page F-2

47.  Please disclose the name of the auditors and the city and state from which the report was issued.

Response:

The Company has addressed this comment in the registration statement.

Consolidated Statement of Shareholders’ Deficit, page F-5

48.  Please tell us the nature of common stock subscribed for $100,000.

Response:

One of the Company’s investors subscribed to 2 million shares of common stock at $.10 per share prior to June 30, 2007.  That investor funded $ 100,000 of that commitment prior to June 30.  The second $100,000 was received in July, 2007.

49.  Please revise your note references herein to cite the correct notes (note numbers) in the financial statements.

Response:

The Company has addressed this comment in the registration statement.

Consolidated Statement of Cash Flows. page F-6

50.  Please tell us the nature of the “contribution” received from minority interest holders and how it was accounted for in the financial statements.

Response:

The contribution made by the minority shareholder was made in cash in exchange for 5% of the membership interests of the company.  It was accounted for as an equity contribution.

Website Platform, Page F-8

51.  We note on page 14 that you capitalized the costs incurred during the application and infrastructure development stage. Tell us how you assessed the recoverability of these costs. Refer to paragraph 10 of SPAS 7 and paragraph 8 of SPAS 144.

Response:

The costs capitalized relates entirely to a website the Company developed.  This website is operational and generating revenue.

SFAS 7 requires the Company to assess recoverability of long-lived assets in a manner consistent with non-development stage companies.  The relevant part of SFAS 144 to the Company’s long-lived asset is paragraph 8e which requires the Company to test its long-lived asset for recoverability whenever a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection that demonstrates continuing losses associated with the use of a long-lived asset.  In the Company’s case, its history is only one year, the current year which did have an operating loss.  However, its projections for 2008 show a significant increase in sales and profitability with positive cash flow.  The Company is finalizing a number of customer contracts that will generate significant revenue from its website.  Accordingly, the Company does not believe that its website development costs are impaired.

2. Furniture and Equipment, page F-8

52.  Please present the applicable amounts.

Response:

The Company has addressed this comment in the registration statement.

5. Commitments, page F-13

53.  Please tell us how you accounted for the 2 million shares issued to Vanguard as an incentive wider the consulting agreement.

Response:

The 2 million shares issued to Vanguard were valued at the private placement price of $.10 per share and the resulting $200,000 was charged to consulting expense in the period ended June 30, 2007.

6. Capital Stock page F-14

54.  We note that on June, 2007, you sold 7,195,000 shares of your common stock for $.10 per share in a private placement. Tell us the difference between the gross proceeds and the proceeds from common stock issuance of $644,837 in the consolidated statement of cash flows.

Response:

The difference between the gross proceeds of $ 719,500 and $644,837 represents offering costs associated with the private placement.

7.  Earnings per Share, page F-I 4

55.  Please provide herein and on page F-24 the disclosure required under paragraph 40(c) of SFAS 128.

Response:

The Company has addressed this comment in the registration statement.

8.  Subsequent Events, page F-15

56.  Please ensure that the financial statements notes referred to herein, and all other note references elsewhere in the filing, correspond to the correct note numbers in the financial statements.

Response:

The Company has addressed this comment in the registration statement.

Consolidated Statement of Operations, page F-17

57.  Please provide the consolidated statement of operations for the comparable period of the preceding fiscal year.

Response:

The Company has addressed this comment in the registration statement.

58.  Please revise the totals reported for minority interest and net loss for the quarter ended September 30, 2007 or “inception to 09/30/07”, as appropriate, to reflect the correct amounts for the quarter or on a cumulative basis.

Response:

The Company has updated is financial statements through December 31, 2007 and updated this information.

Consolidated Statement of Cash Flows (Unaudited), page F-18

59.  Please provide the consolidated statement of cash flows for the comparable period of the preceding fiscal year.

Response:

The Company has addressed this comment in the registration statement.

60.  Please check the mathematical computations for the net cash used by operating activities and the net cash provided by financing activities for the quarter and for the inception to 09/30/07.

Response:

The Company has updated its financial statements through December 31, 2007.

3. Summary of Significant Accounting Policies, page F-20

61. Please disclose your revenue recognition policies. Also, tell us the sources of your revenues.

Response:

The Company has addressed this comment in the registration statement.

62.  Please disclose your accounting policy for accounts receivable and provision for doubtful accounts.

Response:

The Company has addressed this comment in the registration statement.

3. Recent Accounting Pronouncements, page F-22

63. Please refer to the first, second and fourth paragraphs. Revise to disclose the impact of the adoptions on your financial statements.

Response:

The Company has addressed this comment in the registration statement.

5. Related Party Transaction, page F-23

64. Please disclose the nature and terms of the employee advances.

Response:

The registration statement has been revised per the comment.

8. Earnings per Share, page F-24

65. Please revise to reflect the loss per share consistent with the amount reported on page F-17.

Response:

The registration statement has been revised per the comment.

Part II

Item 25, Other Expenses of Issuance and Distribution

66. Please advise us whether you have included the 700,000 shares issued to your law firm as an expense. If not, please include the value of those shares as an expense. Explain how you valued those shares.

Response:

The registration statement has been revised per the comment.

Item 26. Recent Sales of Unregistered Securities

67.  Revise this section to remove references that are not applicable to your company. For example, you reference 1ndex Oil and Gas and previous SEC filings.

Response:

The Company has revised this section to remove references that are not applicable to it.

68.  Please revise to indicate the portion of the Private Placement that was pursuant to Regulation S. With respect to the portion of the Private Placement that was pursuant to Section 4(2) and/or Regulation D, describe the facts relied upon to make the exemption.

Response:

No portion of the Private placement was pursuant to Regulation S, and any reference to Regulation S was inadvertently referenced. We have removed any such reference from the registration statement. The Private Placement that was made pursuant to Section 4(2) and/or Regulation D, and the Company has described the facts relied upon to make the exemption.

69. Also include disclosure related to the shares you issued in connection with you acquisition of E360, LLC and all securities you have issued to officers, directors, advisors or employees in connection with services performed.

Response:

The registration statement has been revised per your comment.

Item 27. Exhibits

70. Please file a revised Exhibit 5.1 legal opinion to reflect that the shares being registered are already issued and outstanding and that counsel is opining as to the company’s state of incorporation, Nevada.

Response:

The Company has filed a revised Exhibit 5.1 legal opinion to reflect that the shares being registered are already issued and outstanding and that counsel is opining as to the company’s state of incorporation, Nevada.

71. Please file copies of agreements or plans pursuant to which you have granted options or any other compensation to your directors, management and advisors.

Response:

The registration statement has been revised per the comment.

Signatures

72.  Include a signature from your controller or principal accounting officer in your amended registration statement on Form SB-2.

Response:

The Company has included a signature from its principal accounting officer in the amended registration statement.

*           *           *           *

If you have any further questions or would like additional information, please do not hesitate to contact the undesigned at 212-930-9700.

Very Truly Yours,
/s/ Marc Ross
Marc Ross

cc: Ian Daniel

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com